UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Brazilian Taxpayers ID (CNPJ) No. 90.400.888/0001-42

Authorized Capital Company

NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”), announces that, according to CVM’s Letter No. 869/2016/CVM/SER/GER-2, the Brazilian Securities Commission - CVM approved the change of the custodian bank of the American Depositary Receipts Program ("ADRs") of Santander Brasil, traded on the New York Stock Exchange, from Banco Santander (Brasil) S.A. to Santander Securities Services Brazil Distribuidora de Títulos e Valores Mobiliários S.A.

Therefore, as of December 13, 2016, any investor in Brazil who wishes to convert its shares into ADRs, shall deposit the respective shares in the custody of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. - user 2570-4, client 10945 -7 (SANB11), on behalf of THE BANK OF NEW YORK MELLON. (Banco Santander (Brasil) S.A.).

We clarify that the other characteristics of the ADR Program will remain unchanged.

The Investor Relations Department of Santander Brasil remains at the shareholders' disposal to clarify any questions related to the subject matter of this Notice through the e-mail ri@santander.com.br.

São Paulo, December 12, 2016.

Angel Santodomingo

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 12, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer